New York Life Insurance Company
51 Madison Avenue
New York, NY 10010
(212)576-7786 Fax: (212)576-7101
E-Mail: Jennifer_Newman@newyorklife.com
www.newyorklife.com

Jennifer M. Newman
Associate General Counsel

VIA EDGAR AND ELECTRONIC MAIL

April 17, 2017

Mark A. Cowan, Esq.

Senior Counsel

Division of Investment Management

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	New York Life Insurance and Annuity Corporation (“NYLIAC”); NYLIAC Corporate Sponsored VUL Separate Account I (“Registrant”); Registration Statement on Form N-6 for NYLIAC CorpExec Accumulator VUL; File Nos. 811-07697/333-161336

Dear Mr. Cowan:

This letter sets forth responses to the comments by the Staff of the Division of Investment Management (the “Staff”) that were received via an email dated March 31, 2017, relating to the Registration Statement on Form N-6 (File Nos. 333-161336) (the “Registration Statement”) filed by NYLIAC on behalf of the Registrant, with the U.S. Securities and Exchange Commission (the “Commission”) on February 17, 2017. Any changes noted in response to the comments provided below will be included in the prospectus for the New York Life Insurance and Annuity Corporation CorpExec Accumulator Variable Universal Life policy which is included in the above referenced Registration Statement that will be filed pursuant to Rule 485(b) of the Securities Act of 1933, as amended.

1.	Date of Supplement: Why is this supplement dated April 18, 2017- will the filing include financial statements as of Dec 31, 2016 by then, or will the filing be delayed with a BXT until May 1?

Response to Comment 1

It is the Registrant’s intention to include these changes as part of the annual updating 485(b) amendment to the Registration Statement, which will include financial statements as of December 31, 2016. The amendment will be effective May 1, 2017.

2.	Glossary : To aid in understanding of the supplement, please add a glossary of terms in the supplement.

Response to Comment 2

Since the supplement disclosure will be folded into the May 1, 2017 prospectus updates, the “Definitions” section of that document will define any necessary terms.

3.	Existing Prospectus Language: The existing terms should remain in the prospectus for policy holders who have the prior benefit.

Response to Comment 3

As discussed with the Staff, all existing terms for the STR are now included in an appendix to the prospectus for policy holders who have the prior benefit.

4.	Existing Policy Holders: Registrant cannot cease to allow existing policy holders to add the STR going forward unless the right to discontinue the rider was explicitly reserved previously. The Staff cites to Item 6(c) of the Form N-6 in support of this position.

Response to Comment 4

Existing policy holders who do not already have the STR, will not be able to add it to their policy after May 1, 2017.

Registrant respectfully disagrees with the Staff’s position that the Registrant must continue to allow existing policy holders to add the STR to their policy; including its reliance on Item 6(c) in support of the same. Neither the prospectus nor the Policy ever provided that the STR could be added at a later date. Indeed, the Prospectus warns investors that “certain riders and options may not be available because of legal requirements or restrictions in your state.” As a consequence, existing policy holders who have not yet elected the STR have no contractual right (or any reasonable expectation) that they could elect to add the rider at a later date.

Item 6(c) of the Form N-6 requires description of any material changes that can be made in the Contracts or the operations of the Registrant by the Registrant or Depositor. As existing policy holders do not own a policy that includes the STR, the Contract that they purchased is not impacted or materially changed by the discontinuance of the STR. Because Registrant is not changing any terms of the policy by discontinuing the STR Rider, we do not think there should be a reservation of rights pursuant to Item 6(c).

5.	Charges: Confirm that charges are the same as in the current prospectus.

Response to Comment 5

Registrant confirms that the charges associated with the STR have not changed and are the same as what is in the existing prospectus.

6.	Eligible Policy Holders: Please clarify who is eligible to have STR “automatically added” vs. those “eligible to receive STR.”

Response to Comment 6

After May 1, 2017, eligibility for the STR will be based on the underwriting classification and the amount of premium planned for the first Policy Year. All policyowners who are eligible to receive the STR will have it automatically added to their policy at issue. There is no distinction between those “eligible to receive” the rider and those who are “eligible to have it automatically added” to their policy. Registrant has revised the disclosure to clarify this point.

7.	Clarification of changes: It seems the rider used to be an option to add term insurance to the policy if approved by the insurance company. Is the only difference that there is now a minimum premium requirement? And only available at time of issue?

Response to Comment 7

The staff has correctly identified that the STR is now subject to a minimum premium amount and is only available at time of issue. In addition, the rider is automatically included for all eligible policies, and the amount of the term coverage under the rider will be determined formulaically rather than at the discretion of the policy owner and registered representative.

8.	Illustrated premium: What is illustrated premium. We did not see this term in the prospectus.

Response to Comment 8

Illustrated premium is not a defined term. It merely refers to the amount of premium used to illustrate the policy being purchased. For purposes of the STR, the eligibility threshold is determined based on the illustrated planned premium for the first Policy Year, as set forth in the policy application or the case census, if applicable.

9.	Formula: It is not clear that the same formula is used for all three types of underwriting. Please clarify. Clarify that this formula determines the amount of base coverage and term coverage. Please include an example.

Response to Comment 9

The same formula is used for all three types of underwriting, and determines both the amount of base coverage and STR coverage. Registrant has revised disclosure pursuant to the Staff’s request in order to clarify these points. Registrant also included an example of how the formula works.

10.	Conversion: The Staff requested that the phrase “fully converted” be restated in plain English.

Response to Comment 10

Registrant has added wording to make clear that one of the dates on which the rider may end is the date that the term coverage under the STR is fully converted to increase the Face Amount under the base policy.

11.	Term Rider vs. Base Policy Coverage: The Staff requested that Registrant include an example for the statement that “the higher the premium you pay, the greater the potential cost savings and positive impact on Cash Value growth that a term rider may have.”

Response to Comment 11

Pursuant to the Staff’s request, the Registrant has included an example in order to clarify the statement concerning the relationship between expenses and potential Cash Value growth.

12.	Technical Corrections: The Staff identified several technical corrections in the Part C.

Response to Comment 12

Registrant respectfully submits that the technical corrections identified by the Staff were in fact included in the filing that Registrant made via Edgar on February 17, 2017.

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We appreciate your review of our responses to your comments received on March 31, 2017 and our proposed revisions to the Registration Statement. If you have any questions regarding this letter, please do not hesitate to call me at (212) 576-7786 or e-mail me at jennifer_newman@newyorklife.com.

Very truly yours,

/s/ Jennifer M. Newman
Jennifer M. Newman
Associate General Counsel